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SEC FILE NUMBER
000-31803

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Transmeta Corporation

Full Name of Registrant

Former Name if Applicable

3990 Freedom Circle

Address of Principal Executive Office (Street and Number)
Santa Clara, CA 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Transmeta Corporation (the “Registrant”) requires additional time to complete the review and processing of its report on Form 10-Q for its fiscal quarter ended March 31, 2007. As the Registrant previously announced by press release and in reports on Form 8-K filed on both February 5, 2007 and April 2, 2007, the Registrant streamlined its operations and implemented a restructuring plan during its fiscal quarter ending March 31, 2007. Because of related changes in the Registrant’s business operations during that period, the Registrant is unable to complete its review of certain financial information that is required to complete its Form 10-Q by May 10, 2007, the initial filing date, without unreasonable effort or expense. The Registrant expects to file its completed quarterly report on Form 10-Q on or before May 15, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John O'Hara Horsley	(408)	919-3000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its statement of operations for its fiscal quarter ended March 31, 2007, which is the period of the subject report, will reflect significant change in its results of operations for that period as compared to its results of operations for the corresponding fiscal quarter ended March 31, 2006. On May 10, 2007, the Registrant filed a current report on Form 8-K and a press release announcing that the Registrant’s net revenue for its fiscal quarter ended March 31, 2007 was $2.1 million, compared with $19.5 million in net revenue for its fiscal quarter ended March 31, 2006, primarily as a result of the anticipated reduction in the Registrant’s engineering services revenue in 2007 due to the Registrant’s completion of major customer programs and decision to discontinue pursuing engineering services as a separate line of business in 2007. The Registrant otherwise respectfully submits that its results of operations for its fiscal quarter ended March 31, 2007 should properly be presented in full, within the context of its consolidated financial statements and its report on Form 10-Q.

Transmeta Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ JOHN O’HARA HORSLEY

John O’Hara Horsley
Executive Vice President, General Counsel & Secretary